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                                                                   Exhibit 4ccc

                        Guaranteed Income Benefit Rider

This rider is made a part of the Contract to which it is attached. Except as stated in this rider, it is subject to the provisions contained in the Contract. Coverage under this rider begins on the Rider Date as shown on the Contract Benefit Data pages.

This optional rider provides variable Periodic Income Payments payable under the Variable Annuity Payment Option Rider that are guaranteed not to fall below the Guaranteed Income Benefit.

                                  Definitions

Guaranteed Income Benefit

The minimum amount payable for each Periodic Income Payment made under a Variable Annuity Payment Option Rider.

Step-up Date

The date on which an Automatic Step-up of the Guaranteed Income Benefit occurs. For Non-qualified contracts, it is the Valuation Date of each consecutive [3 year] period measured from the date a Step-up Period begins. For Qualified contracts, it is the Valuation Date of the first Periodic Income Payment date in the calendar year of every [3 year] period measured from the date a Step-up Period begins.

Step-up Period

Each [fifteen year] period during which the Guaranteed Income Benefit will automatically reset. The initial Step-up Period begins on the Valuation Date of the Periodic Income Commencement Date anniversary immediately following the Rider Date.

                                    General

If this rider is in effect on the Valuation Date the Periodic Income Payment is determined, then the amount that will be paid will be the greater of:

a. the Periodic Income Payment; or

b. the Guaranteed Income Benefit.

On the Rider Date, the initial Guaranteed Income Benefit amount is shown on the Contract Benefit Data pages.

Automatic Step-up of the Guaranteed Income Benefit

On each Step-up Date, the Guaranteed Income Benefit will automatically step-up to the greater of:

a. [75%] of the Periodic Income Payment; or

b. the Guaranteed Income Benefit on the Valuation Date immediately prior to the Step-up Date.

The Owner may elect a new Step-up Period by Written Request as long as the Annuitant and / or the Secondary Life, if applicable, is still living. If the Written Request is received by LNL at least 30 days prior to the end of a Step-up Period, a new Step-up Period will begin on the date the then current Step-up Period ends. If the Written Request is received by LNL less than 30 days prior to the end of a Step-up Period, the new Step-up Period will begin on the next Periodic Income Commencement Date anniversary Valuation Date following receipt of the request.

IGIB 1/06

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Adjustments to the Guaranteed Income Benefit

Each Withdrawal will reduce the Guaranteed Income Benefit in the same proportion as the amount withdrawn reduces the Account Value on the Valuation Date of the Withdrawal.

An increase in the length of the Access Period will decrease the Guaranteed Income Benefit in the same proportion as the Periodic Income Payment decreases. Any such change will be effective on the Valuation Date of the next Periodic Income Commencement Date anniversary. Any increase in the length of the Access Period is subject to a [5 year] minimum increase.

Effect of Guaranteed Income Benefit during Access Period

During the Access Period, payment of the Guaranteed Income Benefit reduces the Account Value. If the Account Value is reduced to zero, the Access Period will end and the Lifetime Income Period will begin on the Valuation Date the Account Value equals zero. Each subsequent Periodic Income Payment during the Lifetime Income Period will be equal to the Guaranteed Income Benefit.

Effect of Guaranteed Income Benefit during Lifetime Income Period

During the Lifetime Income Period, if a Periodic Income Payment is less than the Guaranteed Income Benefit, the excess of the Guaranteed Income Benefit over the Periodic Income Payment will reduce the number of Annuity Units per Variable Subaccount payable in each subsequent Periodic Income Payment. The reduction to the number of Annuity Units per payment will be determined by first dividing 'a' by 'b' where:

    1. 'a' is the amount of the excess of the Guaranteed Income Benefit over the Periodic Income Payment; and

    2. 'b' is the applicable annuity factor;

and then dividing this result by the Annuity Unit value as of the Valuation Date of the Periodic Income Payment.

If payment of the Guaranteed Income Benefit reduces the number of Annuity Units per payment to zero during the Lifetime Income Period, then each subsequent Periodic Income Payment during the remainder of the Lifetime Income Period will be equal to the Guaranteed Income Benefit.

Additional Purchase Payments

While this rider is in effect, additional Purchase Payments to the Contract may not be made.

Rider Charge

The annual Rider Charge is [0.50%] subject to a guaranteed maximum rider charge of [1.00%]. While this rider is in effect, the Rider Charge will be added to the Contract Mortality and Expense Risk and Administrative Charge as shown on the Contract Benefit Data pages, which is deducted from the Variable Account.

If the Owner elects a new Step-up Period, LNL may change the Rider Charge subject to the guaranteed maximum rider charge. Any change to the Rider Charge will be effective on the Valuation Date the new Step-up Period begins.

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Termination of this Rider

This rider will terminate for any of the following reasons:

a. termination of the Contract to which this rider is attached;

b. the death of the Annuitant, or the later of the death of the Annuitant or Secondary Life if a joint payout was elected;

c. a decrease in the length of the Access Period;

d. a change in the Periodic Income Payment Mode; or

e. Written Request from an Owner.

Termination of this rider due to termination of the Contract or death of the Annuitant or Secondary Life as described above, will be effective on the Valuation Date on which such event occurs. Termination of this rider due to a decrease in the Access Period, change in the Periodic Income Payment Mode, or Written Request from an Owner will be effective on the Valuation Date of the Periodic Income Commencement Date anniversary following such event.

                                                  The Lincoln National Life
                                                  Insurance Company

                                                  /s/ John H. Gotta
                                                  ------------------------------
                                                  President

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